

May 16, 2014

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re: Fantex, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 2, 2014**
> **File No. 333-194256**

Dear Mr. French:

We have reviewed your response to our letter dated March 28, 2014 and have the following additional comments.

<u>General</u>

1. Please provide us your analysis regarding the applicability of Regulation M to the offering of Fantex Series EJ Manuel. In your analysis, please address: whether the offering of Fantex Series EJ Manuel is a "distribution" as defined by Rule 100 of Regulation M; whether Fantex Series Vernon Davis is a "covered security" of Fantex Series EJ Manuel; and when the Regulation M restricted period begins for Fantex Series EJ Manuel.

2. Consistent with your disclosure that on April 28, 2014 you issued 421,100 shares of Fantex Series Vernon Davis for net proceeds of $4,000,450 and paid $4,000,000 to Vernon Davis, please revise throughout the prospectus to account for the completed offering of Fantex Series Vernon Davis.

3. The financial statements for all entities presented should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

<u>Prospectus Summary, page 1</u>

4. You state in this section and elsewhere in the prospectus that you have never generated any revenues. On page 109, however, you state that cash received under a brand contract will either be recognized as a reduction of your carrying value or income (loss) from brand contracts. Please revise your references to revenues to be consistent with the

terminology used on page 109 and to account for the closing of the Fantex Series Vernon Davis offering.

Subsequent Events, page 16

5. You state in this section that you paid $4,000,000 of the net proceeds of the Fantex Series Vernon Davis offering to Vernon Davis. Please reconcile this disclosure with the provisions in the Vernon Davis brand contract indicating that the $4,000,000 purchase price would be reduced by the Escrow Holdback and Pre-Closing Brand Amount.

Dilution, page 86

6. The table on page 86 appears to show both per share amounts and per share amounts on an as converted to platform common stock basis. In order to clarify your presentation, please revise the table to present two separate columns, with one column showing dilution based upon the offering price per share of $10.00 and the other column showing dilution based upon the offering price per share on an as converted to platform common stock basis. Please also make any necessary revisions to clarify the related discussion of dilution on the top of page 72.

Principal Stockholders, page 169

7. Please update this section to the most recent practicable date.

Underwriting (Conflicts of Interest), page 178

8. We note the removal of disclosure describing the process by which you will allocate shares to investors in the event that the number of shares represented by reservations exceeds the number of shares that you are offering. Please revise to include such disclosure or explain to us why this is not necessary.

Exhibit Index

9. Please file the complete certification of designation for Fantex Series Vernon Davis.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin Dobbie, Legal Branch Chief, at (202) 551-3469, or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Max A. Webb
Assistant Director

cc: Patrick A. Pohlen, Esq.
        Latham & Watkins LLP